ATMI, INC.
7 Commerce Drive
Danbury, CT 06810
203-794-1100 (Phone)
203-797-2544 (Fax)
November 14, 2008
VIA EDGAR
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, DC 20549

Re:	ATMI, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008 File No. 1-16239
Dear Mr. Decker:
We are in receipt of your letter dated October 31, 2008, which contained comments regarding our Form 10-K for the fiscal year ended December 31, 2007 and our Form 10-Qs for the fiscal quarters ended March 31, 2008 and June 30, 2008. Listed below are specific responses to each of your numbered comments.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
General
1.	Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response: We have provided revised language, where applicable, in response to the Staff’s comment. Similar language will be included in future filings.
Business, page 12
2.	We note your discussion regarding your exclusive license, manufacture and distribution agreement with Matheson Tri-Gas. Please tell us why you have not filed this agreement as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please also include a risk factor about this agreement if this significant pursuant to Item 503(c) of Regulation S-K.

Response: We reviewed the applicable requirements of Item 601(b)(10)(ii) of Regulation S-K and concluded that the distribution agreement with Matheson Tri-Gas “is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries...” We then reviewed the exceptions contained in subsections (A) through (D) of this Item and determined that our business is not “substantially dependent” on the referenced agreement. If this agreement were to be terminated, ATMI could readily manufacture and distribute the products that are the subject of this agreement on its own (which it has the ability to do), or contract with others to do so. We do not consider our relationship with Matheson Tri-Gas to be a significant risk factor for our business.
3.	Please include a discussion of the sources and availability of raw materials pursuant to Item 101(c)(1)(iii) of Regulation S-K.
Response: As requested, we will provide additional disclosure in future filings by adding the following sentences to Item 1:
“We use a broad range of specialty and commodity chemicals and polymers in the development of our products, including parts and sub-assemblies that are obtained from outside suppliers. We seek, where possible, to have several sources of supply for all of these materials. Although we may, in some instances, rely on a single or a limited number of suppliers, or upon suppliers in a single country, for certain of these materials, we have not experienced any sustained interruption in production or the supply of these materials and do not anticipate any difficulties in obtaining the materials necessary to manufacture our products.”
4.	Tell us why you did not include a discussion of your practices and the industry relating to working capital items pursuant to Item 101(c)(1)(vi) of Regulation S-K.
Response: In future filings, we will provide additional disclosure in accordance with Item 101(c)(1)(vi) as follows:
“In the ordinary course of our business, we maintain an adequate level of working capital at all times to support business needs. In accordance with our industry’s practices, we do not need to carry significant amounts of inventory to meet the delivery requirements of our customers. We generally do not provide customers with rights of return (with the exception of standard warranty provisions, which have not been material) and we do not provide customers extended payment terms.”

Risk Factors, page 18
5.	We note your discussion regarding your largest customers. Please include a discussion in the business section regarding any dependence on a single customer, or a few customers pursuant to Item 101(c)(1)(vii) of Regulation S-K.
Response: In accordance with Item 101(c)(1)(vii) of Regulation S-K, we will augment the disclosure of our largest customers (i.e., those that account for 10 percent or more of our consolidated revenues) previously contained in the Business section on p. 12 of our most recent Form 10-K, under the heading, “Customers, Sales, and Marketing” to read as follows:
“ATMI sells its SDS products for ion implant applications directly to certain end-users and through an exclusive distribution agreement with Matheson Tri-Gas, Inc. (“Matheson”). During the years ended December 31, 2007, 2006 and 2005, respectively, ATMI recognized $86.4 million, $77.5 million and $67.5 million of revenues from Matheson, which represented 23.7%, 23.8% and 24.0% of our revenues for these periods. During the years ended December 31, 2007, 2006 and 2005, respectively, ATMI recognized revenues from a Taiwanese foundry of $38.9 million, $24.4 million and $15.7 million, which represented 10.7%, 7.5% and 5.6% of our revenues for these periods.”
We also advise the Staff that there are no other customers that accounted for more than 10% of revenues in these periods.
Legal Proceedings, page 21
6.	Please disclose the name of the subsidiary or affiliate that is a party to a proceeding, the name of the court or agency in which the proceedings are pending and the date instituted when describing legal proceedings pursuant to Item 103 of Regulation S-K.
Response: We respectfully advise the Staff that the litigation noted in the referenced filings has been resolved and will not be described in future filings; however, we will be mindful of this comment when describing any future litigation in our filings.
Market for Registrant’s Common Equity, page 23
7.	Please include the performance graph pursuant to Item 201(e) of Regulation S-K.
Response: We respectfully acknowledge that we did not provide the performance graph in our Form 10-K, as required pursuant to Item 201(e) of Regulation S-K, but instead included the performance graph on p. 19 of our 2007 Annual Report to Shareholders. As requested, we will include the performance graph in our December 31, 2008 Form 10-K.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 32
8.	Please expand/revise your discussion under results of operations for all periods to:
•	Discuss with quantification the extent to which material increases in sales revenue are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, you explain that the increase was broad based across your product portfolio and sales in your wafer-start driven high performance materials and materials delivery product lines increased because of growth in wafer starts during the period without quantification. Please also expand your explanation of this increase to address whether this was a one-time event or may continue in the future, the impact on future sales and the reason why there was growth in wafer starts during the period;
•	Expand your discussion of revenues to address changes in sales underlying your principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of revenues adequately addresses this fact; and

•	Quantify each factor you cite as impacting your operations. For example, you disclose the increase in selling, general and administrative expenses has grown in 2007 compared to 2006 primarily because of increased employee-related costs, litigation costs and depreciation on facilities, without quantifying the impact attributed to each component.
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.
Response: As requested, we will augment our disclosures by adding language similar to the following in the Revenues, Gross Profit, and Selling, General and Administrative Expenses paragraphs of our MD&A in future filings, as applicable:
Revenues. Our revenues from our microelectronics product lines increased 10.2% from $311.4 million in 2006 to $343.3 million in 2007. During this period of time, independent market research estimated wafer start growth at 6-9% depending on the source of the research. Our revenues grew faster than the industry average given our focus on copper materials, which are needed for the new advanced technology nodes (which represent smaller chip sizes). Wafer starts in advanced technology nodes grow faster than older technologies because our customers invest in new technologies to meet the increasing performance requirements of new consumer electronic products. The growth in wafer starts was driven primarily by the growth in the global consumer electronics market during the period. Our revenues from our lifesciences product lines increased 43.4% from $14.5 million to $20.8 million. Approximately one-half of this growth was driven by new product revenues and one-half was driven by growth in the biopharmaceutical market. Pricing changes did not have a material impact on revenues during the period.

Gross Profit: The gross profit margins from our microelectronics and lifesciences product lines were approximately 50% and 42%, respectively.
Sales, General and Administrative Expenses (“SG&A”): The $9.1 million increase in SG&A from 2006 to 2007 was primarily attributable to increased employee-related costs, as salaries increased $4.6 million and benefits increased $0.9 million. Other cost increases included consultants and professional services of $1.2 million, depreciation on facilities of $1.0 million, and legal fees of $1.1 million.
In future filings, we will also seek to provide additional quantification of amounts as appropriate.
Exhibits, page 42
9.	Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference. Please file the following documents that are incorporated by reference:
a.	Exhibit 10.4: Agreement of Lease

b.	Exhibit 10.7: ATMI’s 1995 Stock Plan
Response: As requested, we will file the Agreement of Lease and the 1995 Stock Plan as exhibits to our Form 10-K for our fiscal year ending December 31, 2008.
Financial Statements
1. Organization and Summary of Significant Accounting Policies, page F-8
Non-marketable Equity Securities, page F-10
10.	On page F-11, you indicate that management has determined that Anji is a variable interest entity in accordance with FIN 46R. However, you indicate that you account for this investment using the equity method of accounting. Please clarify and disclose how you determined that you are not the primary beneficiary of Anji as defined in paragraph 15 of FIN 46R. Please also tell us what consideration you gave to paragraphs 5 and 11 regarding development stage enterprises in concluding that your investment should not be consolidated and should be accounted for using the equity method. Please also cite any other accounting literature used to support your conclusions.
Response: We respectfully advise the Staff that we have determined that we are not the primary beneficiary of Anji because we would not absorb the majority of the expected losses. We have also determined that ATMI would not receive a majority of Anji’s residual returns, by virtue of only owning 30% of the outstanding equity. Furthermore, ATMI is not required to aggregate its interest with the interests of the other shareholders for purposes of determining the primary beneficiary, because the other shareholders are not related parties of ATMI.

In making our determination that Anji is a variable interest entity (“VIE”), we relied on the guidance in paragraphs 5 and 11 of FIN 46R. We determined that Anji was an entity in the development stage, in accordance with paragraphs 8 and 9 of FAS 7. Accordingly, Anji did not meet the business scope exception.
At the determination date, ATMI was not a holder of an equity investment at risk in Anji, because of our ability to put our equity investment to Anji (in accordance with paragraph 5(a)(1) of FIN 46R). However, ATMI could be considered to have the direct or indirect ability through voting rights to make significant decisions about Anji’s activities that could affect Anji’s success. For example, if the holders of equity at-risk, as a group, do not agree on a decision, ATMI could, by virtue of its 30% ownership interest and board seats, cast a tie-breaking vote, which would mean that ATMI could exert significant influence on the success of Anji. Because ATMI could make significant decisions about Anji’s activities that could affect its success, Anji is a VIE in accordance with paragraph 5(b)(1) of FIN 46R.
In conclusion, pursuant to APB 18 (“The Equity Method of Accounting for Investments in Common Stock”), because ATMI has the ability to exercise significant influence over the operating and financial policies of Anji because of our 30% ownership and our board seats, we account for this investment using the equity-method of accounting.
We will augment the Anji VIE disclosures in our notes to the financial statements, beginning with the December 31, 2008 Form 10-K, by adding the following language to the applicable disclosure:
“We have determined that Anji is a variable interest entity, in accordance with FIN 46R. However, we have determined that we are not the primary beneficiary of Anji because we are not expected to absorb the majority of the expected losses, nor would ATMI receive a majority of the residual returns.”
Property, Plant & Equipment, page F-11
11.	Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of revenues, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topics 7:D and 11:B, as well as Item 10(e) of Regulation S-K.
Response: We respectfully advise the Staff that we do include depreciation and amortization expense in costs of revenues. Accordingly, pursuant to SAB Topic 11:B, the income statement captions do not indicate that depreciation and amortization are excluded. We have disclosed total depreciation expense on property, plant, and equipment in note 6 and total amortization expense of intangible assets in note 7 to our consolidated financial statements in the 2007 10-K. As requested, we will augment our disclosures of depreciation and amortization expense beginning with the December 31, 2008 Form 10-K, for all periods presented, as follows:

This table shows amounts recorded in the consolidated statements of income related to depreciation and amortization expense (in thousands):

	Years Ended December 31,
	2007	2006	2005

Cost of revenues	$7,552	7,770	$6,131
Research and development	3,005	2,550	2,295
Selling, general, and administrative	11,238	10,444	10,101

Total depreciation and amortization expense	$21,795	$20,764	$18,527

15. Geographic Segments, page F-32
12.	Please enhance your enterprise-wide disclosures to include information about your products and services as required by paragraph 37 of SFAS 131. Your disclosure should include revenue from external customers for your products mentioned in the table on page 13 of this Form 10-K.
Response: As requested, we will augment our segment disclosures beginning with the December 31, 2008 Form 10-K, for all periods presented, to address the requirements of paragraph 37 of SFAS 131. If such information had been included in our Form 10-K for the year ended December 31, 2007, it would have appeared as follows:
Revenues from external customers, by product type, were as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005

Microelectronics	$343,288	$311,413	$270,254
Lifesciences	$20,800	$14,500	$11,500

Total	$364,088	$325,913	$281,754

13.	On page 3, you indicate that your operations comprise of one segment. In your press release on September 26, 2008, “ATMI Reduces 2008 Guidance,” you indicate that the reduction in wafer starts in the foundry and memory segments are expected to have an adverse effect on your near term results. Please tell us whether you consider the foundry and memory segments and any other segment not mentioned to be your operating segments and why or why not. Please disclose the factors used to identify your reportable segments and the types of products and services from which each reportable segment derives its revenues in accordance with paragraph 26 of SFAS 131. Please also tell us how you met each of the aggregation criteria in paragraph 17 of SFAS 131 to include each operating segment in the reportable segment you did.

Response: We respectfully advise the Staff that we believe we have only one operating segment. The memory and foundry segment language used in our press release on September 26, 2008 included a non-technical, non-accounting use of the term “segment” and did not represent operating segments of ATMI. It should be noted that in the microelectronics industry, a foundry is essentially a contract manufacturer of integrated circuit designs of other companies. An integrated device manufacturer (“IDM”) is a microelectronics company which designs, manufactures, and sells integrated circuits. Integrated circuits are generally divided between memory and logic types. Memory devices are primarily used for data storage, while logic devices perform calculations. ATMI’s products are used by manufacturers in the production of both memory and logic devices. Foundries may also use our products regardless of whether they are producing memory or logic devices. In accordance with paragraph 10 of SFAS 131, an operating segment is a component of an enterprise (1) that engages in business activities from which it may earn revenues and incur expenses, (2) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (3) for which discrete financial information is available. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.
Our company is organized functionally, meaning functional managers of supply chain operations, sales, marketing, and research and development, have global responsibility for their specific function across all of ATMI’s product lines. Each functional leader is a member of our executive team, which is the body that is our chief operating decision maker. The executive team is responsible for strategic and planning activities and makes all resource allocation decisions. The executive team reviews monthly operating results for the product lines and each functional organization. Only certain discrete financial information is available for the product lines, such as revenues and direct costs of revenues. Indirect costs are only captured at the company-wide level (e.g., supply chain operations, research and development, and sales, general and administrative expenses). No balance sheet, cash flow, or asset return financial results are reviewed at any level other than at the consolidated level. Each member of the executive team’s annual and long-term incentive compensation is determined using a measure of consolidated operating income. Accordingly, we have concluded that we have only one operating segment and, therefore, have not aggregated operating segments in making the determination of our reportable segments.
As requested, we will augment our segment disclosures in the notes to our financial statements, beginning with the December 31, 2008 Form 10-K, by adding the following language to the applicable disclosure:

“ATMI is organized along functional lines of responsibility, whereby each member of the executive team has global responsibility for each respective functional area, such as supply chain operations, sales, marketing, and research and development. The executive team is the chief operating decision maker of ATMI. Discrete financial information is only prepared at the product-line level for revenues and certain direct costs. Functional results are reviewed at the consolidated level. ATMI’s operations comprise one operating segment.
ATMI derives virtually all its revenues from providing materials and packaging products and related integrated process solutions to microelectronics and lifesciences manufacturers. All of ATMI’s products are consumed or used in the front-end manufacturing process. They span many different technology applications at various stages of maturity and in many cases are inter-related in their application to a customer’s process.”
Exhibits, 31.1 and 31.2
14.	Please file Exhibits 31.1 and 31.2, principal executive officer and principal financial officer certifications exactly as set forth in Item 601(b)(31) of Regulations S-K. Specifically, in future filings, please include the wording in parentheses in Item 601(b)(31)(i)(4), 4(d) and 5.
Response: As requested, we will include the parenthetical language in future certification exhibits to conform them in all respects to Item 601(b)(31).
Definitive Proxy Statement on Schedule 14A Filed on April 23, 2008
Compensation Discussion & Analysis, page 15
15.	Please disclose the annual incentive compensation award threshold performance achieved and the percentage payouts awarded to executive officers.
Response: We respectfully advise the Staff, that the annual incentive compensation award target-level financial performance objectives set by the Compensation Committee and the Board of Directors for 2007 ($372.4 million of revenues and $62.4 million of operating income at the 100% payout level) and actually achieved by the Company ($364.1 million of revenues and $52.5 million of operating income) are set forth on page 15 of the Proxy Statement. Information about the actual payments made in respect thereof to the named executive officers is listed in the Summary Compensation Table. As requested, we will augment our disclosures in CD&A of future filings to include the percentage of the target that was earned (based on financial performance and achievement of personal objectives). If such information had been included in our definitive proxy statement filed on April 23, 2008, it would have appeared as follows:

Officer	Cash Payment	% of Target Earned

Douglas A. Neugold	$250,921	56.5%

Timothy C. Carlson	$121,392	86.2%

Tod A. Higinbotham	$149,335	91.4%

Daniel P. Sharkey	$85,826	51.5%

Kevin M. Laing	$48,100	46.7%

Thomas J. McGowan	$46,088	48.4%
We will include such percentages in our future CD&A disclosure.
Compensation Discussion & Analysis, page 17
16.	Please disclose and quantify all specific restricted stock award targets, as these targets appear to have been material in your determination of the amount of the awards.
Response: We will revise our future CD&A disclosures to clarify that these awards were not based on specific stock award targets, but rather, were determined by the Compensation Committee and the Board of Directors using as inputs various recommendations of the compensation consultant engaged by the Compensation Committee, based on peer group data. The number of awards is derived from the equivalent dollar value, at the 50th percentile, of the peer group data, as part of the entire executive compensation plan. Calculations as to the portion of the award actually earned are based upon achievement of operating income objectives as reflected in our response to comment 17 below. The components of the program are more fully described in the section of the Proxy Statement entitled “Long-term Incentives” on page 16 thereof.
Compensation Discussion & Analysis, page 18
17.	Please disclose the restricted stock award threshold performance achieved and the percentage payouts awarded to executive officers.
Response: Our future CD&A disclosures will discuss the restricted stock award performance achieved and percentage payouts awarded to executive officers substantially as follows:
“The percentage of the restricted stock awards earned by the named executive officers, based on performance achieved, were as follows: Mr. Neugold: 4.7% (1,649 of 34,720); Mr. Carlson: 4.8% (389 of 8,189); Messrs. Higinbotham and Sharkey: 4.7% (622 of 13,102); Mr. Laing: 4.8% (156 of 3,275); and Mr. McGowan: 4.8% (233 of 4,913).”

Form 10-Q for the Quarterly Period Ended June 30, 2008
General
18.	Please address the comments above in your interim Form 10-Q as well.
Response: Our future interim filings will incorporate, as applicable, the responses to the Staff’s comments noted above.
Financial Statements
6. Fair Value, page 16
19.	You indicate that during March 2008, the annual auction for your Massachusetts Educational Financing Authority auction rate security failed. You also disclosed that at June 30, 2008, you recorded a temporary impairment charge of $0.7 million within accumulated other comprehensive income based upon an independent third party valuation for the auction rate security. Based upon the current market environment for auction rate securities, please tell us how you determined that this reduction in value was temporary. Please also tell us what consideration you gave to SAB Topic 5:M in your conclusions regarding your temporary impairment charge.
Response: We evaluated several factors in making our determination that the impairment of this auction rate security is temporary, including the guidelines issued in SAB Topic 5:M. The primary factors were: (1) the issuer of our security, the Massachusetts Educational Financing Authority (“MEFA”), has not been downgraded by applicable rating agencies; and (2) the interest rate on our security was reset to 6.55% when the annual auction failed in March 2008. The rate will reset to LIBOR plus 400 basis points upon any future auction failure, which we believe would induce the issuer to refinance, as they have done with several issues where the interest rate has been reset to levels of 8.5% or higher, including some Series E securities, which is the issue we hold. We continue to anticipate that there is a strong likelihood that our series will be redeemed.
Because of the factors outlined above, the relatively short time period the security’s fair value has been below par value, and because ATMI has the ability and intent to hold this security until a future auction for this auction-rate security is successful, the security has been called by the issuer, or until market conditions improve, we believe the impairment was temporary at June 30, 2008.

This hereby confirms that: (i) ATMI is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) ATMI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Michael Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-207-9325.

Sincerely,
/s/ Timothy C. Carlson
Timothy C. Carlson
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Ellen Harmon (ATMI, Inc.) Michael Grundei (Wiggin and Dana LLP) Sherry Haywood (Securities and Exchange Commission) Ernest Greene (Securities and Exchange Commission)